Exhibit 4

THIRD AMENDMENT TO THE

WENDY’S INTERNATIONAL, INC. DEFERRED COMPENSATION PLAN

WHEREAS, Wendy’s International, Inc. (the “Company”) adopted the Wendy’s International, Inc. Deferred Compensation Plan, effective January 1, 2004 (the “Plan”); and

WHEREAS, the Company wishes to amend the Plan to revise the provisions governing the deferral of annual incentive awards.

NOW, THEREFORE, effective January 1, 2005, the Company amends the Plan as follows:

(1) Section 5.1 of the Plan shall be replaced with the following:

5.1 Time and Form of Elections. To become a Participant in the Plan an Eligible Individual must make an irrevocable election under this Section 5.1 to defer Base Compensation, an Annual Incentive Award and/or other compensation approved by the Plan Administrator. All elections made under this Section 5.1 shall be made by submitting a Deferral Agreement to the Plan Administrator or to such other individual or entity designated by the Plan Administrator.

a) Base Compensation. An Eligible Individual may elect to defer up to one-hundred percent (100%) of his or her Base Compensation to be earned in a calendar year by submitting an irrevocable Deferral Agreement in accordance with this Section 5.1 by not later than the December 31 immediately preceding such calendar year. Notwithstanding the previous sentence, if an individual becomes an Eligible Individual after January 1 of a calendar year, he or she may elect to defer up to 100% of his or her Base Compensation to be earned during such calendar year following such election by submitting a Deferral Agreement within 30 days of becoming an Eligible Individual.

b) Annual Incentive Awards. An Eligible Individual may elect to defer up to one-hundred percent (100%) of an Annual Incentive Award to be earned in a fiscal year commencing after the date of such election by submitting an irrevocable Deferral Agreement in accordance with this Section 5.1 by not later than the earlier of December 31 and the last day of the preceding fiscal year. Notwithstanding the previous sentence, if an individual becomes an Eligible Individual after January 1 of a calendar year but prior to June 1 of such year and submits a Deferral Agreement no later than 30 days after becoming an Eligible Individual, he or she may elect to defer up to 100% of a pro-rated portion of his or her Annual Incentive Award. Such pro-rated portion shall be calculated by dividing (1) the number of days in the fiscal period on which such Annual Incentive Award is based following the later of (A) the date of such Deferral Agreement and (B) the date of becoming an Eligible Individual, by (2) the total number of days in the fiscal period on which such Award is based.

c) Other Compensation. An Eligible Individual may elect to defer other compensation that has not yet been earned and that is designated by the Board as approved for deferral under the Plan by submitting an irrevocable Deferral Agreement in accordance with this Section 5.1 within such period prior to the commencement of the period in which such compensation will be earned as the Plan Administrator may determine.